FORM 6-K
                          SECURITIES AND EXCHANGE COMMISSION
                             Washington,  D.C.  20549

                            Report of a Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16 of
                          the Securities Exchange Act of 1934

                               For the month(s) of: April 22, 1999

                             NEWCOURT CREDIT GROUP INC.
                    Newcourt Centre, 207 Queens Quay West, Suite 700
                                Toronto, Ontario
                                  Canada, M5J 1A7

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 22, 1999
NEWCOURT CREDIT GROUP INC.


By: John P. Stevenson
Corporate Secretary

News Release

For immediate release

Trading Symbol:  NCT                  Contact:  Rick Perkins
                                                Vice President,
                                                Corporate Communications
Exchange Listing:  Toronto                     (973) 606-3709
                   Montreal
                   New York

Newcourt Forms New 5 Year Alliance in the US SME Business
                    Communications Sector


Parsippany, NJ, April 22, 1999 - Newcourt Credit Group today announced that it will provide customer financing for a new company that earlier today purchased Lucent
Technologies' US sales group that serves small and mid-sized business.

"We are looking forward to having Newcourt as an important partner in providing financing for our customers. The Newcourt relationship with Lucent has been very successful and we look forward to continuing that strong partnership,"stated Susan Mandl, Chairman and CEO of the new company. "Newcourt's innovative approach to vendor finance will be a key factor to the growth of our new company."

This exclusive 5-year agreement with the new company is modeled on Newcourt's successful existing agreement with Lucent. Newcourt continues to provide Lucent Technologies with its Global/Enterprise and International customer financing needs.

"The productive relationship we share with Newcourt has helped us package offers for customers that are tailored to their needs," said Angie McGuire, Vice President of Enterprise Communications
Systems at Lucent Technologies. "This is a clear competitive advantage that we value, and we look forward to continuing our successful relationship."

 "Since establishing its relationship with Lucent, Newcourt has experienced growing business volumes particularly in the US small and medium sized enterprise market,"stated Brad Nullmeyer, President, Newcourt Financial. "This announcement is further evidence of Newcourt's strong relationship with Lucent and our continued commitment to this market."

Newcourt Credit Group is one of the world's leading sources of asset-based financing serving the corporate and commercial markets with owned and managed assets of US$23.3 billion and a global capability in 26 countries.